KAYNE ANDERSON MUTUAL FUNDS
                       1800 AVENUE OF THE STARS, STE. 200
                              LOS ANGELES, CA 90067
                                  (310)556-2721

VIA EDGAR

                                November 13, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-1004

     Re: Kayne Anderson Mutual Funds
         File Nos. 333-08045 and 811-07705

Dear Sir/Madam:

     On behalf of Kayne Anderson Mutual Funds (the "Registrant"), I hereby submit this application for withdrawal of Post-Effective Amendment No. 8 to the Registrant's Registration Statement on Form N-1A (the "Amendment") pursuant to Rule 477(a) of the Securities Act of 1933 (the "Act").

     The Amendment was filed to notify of a material change to the Kayne Anderson Intermediate Tax-Free Bond Fund's fundamental investment objective. The Amendment is being withdrawn because the Registrant was notified by the Securities and Exchange Commission that this should have been filed pursuant to Rule 497. A supplement updating the Prospectus pursuant to Rule 497 was filed on November 8, 1999.

     The Amendment will become effective on November 20, 1999 pursuant to Rule 485(a) of the Act. Please issue an order with respect to this application for withdrawal as soon as possible.

     Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the Amendment has been duly signed by the President of the Registrant this 12th day of November, 1999.

                               Very truly yours,

                               Allan Michael Rudnick
                               President